EXHIBIT 99.1

QUARTZ MOUNTAIN RESOURCES CLOSES $277,000 PRIVATE PLACEMENT

October 30, 2023, Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or the “Company") (TSXV: QZM, OTC Pink: QZMRF) announces that further to its news release of October 20, 2023 and subject to TSX Venture Exchange final approval, the Company has completed a private placement for proceeds of $277, 000.

The securities issued pursuant to the private placement are subject to a hold period expiring on March 1, 2024, pursuant to applicable Canadian securities laws.

The placement is a "related party transaction" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").The issuances to the insiders are exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s  shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the securities issued to the related parties did not exceed 25% of the Company’s market capitalization.

The proceeds will be used for  an approximately 1,000 meters core drilling program to be completed in 2023 at the  Company’s Maestro copper property located near Houston, BC.

About Quartz Mountain

Quartz Mountain is a mineral exploration company based in Vancouver, Canada. It is focused on acquiring, exploring, developing, and transacting high-value gold, silver, and copper projects in BC. The Company currently holds 100% of the Maestro copper-gold-silver-molybdenum property located near Houston, BC and 100% of the Jake porphyry copper-gold property located north of Smithers, BC.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further details, contact Investor Relations at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include that the Company will obtain any necessary permits and consents required to compete the frilling. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com.